Missfresh Limited

3rd Floor, Block A, Vanke Times Center

No. 9 Wangjing Street

Chaoyang District, Beijing 100016

The People’s Republic of China

October 30, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Andrew Mew

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Missfresh Ltd (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Response dated August 31, 2023

File No. 001-40529

Dear Ms. Gowetski and Mr. Mew,

The Company has received the letter dated October 17, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on August 3, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on August 31, 2023. The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time needed to prepare a thorough response to address the Staff’s comment. The Company will provide its response to the letter as soon as possible, in any event no later than November 15, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at xuzheng@missfresh.cn or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or via e-mail at shu.du@skadden.com.

Sincerely yours,

Missfresh Limited

By:	/s/ Zheng Xu

Name:	Zheng Xu
Title:	Chairman of the Board of Directors and Chief Executive Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP